MedPro Safety Products, Inc.

Confidential Treatment Requested by
MedPro Safety Products, Inc.

June 2, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549-4561

Attention:	Gary Todd
Senior Review Accountant
Mail Stop 3030

Re:	MedPro Safety Products, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Forms 10-Q/A for Fiscal Quarters Ended March 31, 2008, June 30, 2008 and September 30, 2008
(File No. 000-52077)

Dear Mr. Todd:

MedPro Safety Products, Inc. ("MedPro") hereby submits the following responses to the comments in the letter from the Commission's staff dated May 8, 2009.

Please note that as of the date hereof we have submitted a Freedom of Information Act confidential treatment request with respect to certain confidential information set forth in our response, pursuant to Rule 83 (17 C.F.R. 200.83) of the Rules of Practice of the SEC and, as a result, we have redacted such information from the response that we filed electronically on the EDGAR system.  We have submitted a complete and unredacted version of our response to the SEC in paper form.

We acknowledge that MedPro is responsible for the adequacy and accuracy of the disclosure in our filings and that staff comments, or changes to disclosure in response to staff comments, do not foreclose the Securities and Exchange commission from taking any action with respect to the filings reviewed by the staff.  Furthermore, we acknowledge that MedPro may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please feel free to call me at (859) 225-5375 if you require any further information with respect to these matters.

Sincerely,

/s/ Marc T. Ray

Marc T. Ray
Chief Financial Officer

Cc:	FOIA Office
100 F Street, N.E.
Mail Stop 5100
Washington, D.C. 20549

General

Comment:

1.
Tell us why the cover page of your periodic and current reports under Exchange Act Section 13 refers to Commission file no. 000-49768, rather than the file number you use when electronically submitting your filings, 000-52077.

Response:	The Commission file number will be corrected on future filings and amendments. The use of the incorrect filing number predated the December 28, 2007 reverse merger.

Form 10-Q/A as of March 31, 2008 filed on April 17, 2009
Form 10-Q/A as of June 30, 2008 filed on April 17, 2009
Exhibits 31.1 and 31.2

Comment:

2.
We note that the certifications refer to Form 10-K.  Please amend your filing to correct the certifications to refer to the appropriate filing (for instance, Form 10-Q/A).  In addition, the certifications in the amended filings should be currently dated.  Refer to Exchange Act Rule 12b-15.

Response:	The March 31 and June 30, 2008 10-Qs have been amended to correct the certifications.

Form 10-Q/A as of September 30, 2008  filed on April 17, 2009
Exhibits 31.1 and 31.2

Comment:

3.
The certifications included in the amended filing should be currently dated.  Please refer to Exchange Act Rule 12b-15 and appropriately amend the filing.  Please also remove the title of the certifying officer from the first sentence of each certification.

Response:	The September 30, 2008 10-Q has been amended to correct the certifications.

Form 10-K filed on March 30, 2009
Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24
Critical Accounting Estimates and Judgments, page 25
During the year ended December 31, 2006, page F-20

Comment:

4.
We see that you granted stock options to employees and others in 2008 and also see the significance of the grants to your financial statements.  It appears that the value assigned to those options and the related accounting involves significant subjective management judgments with respect to selecting a valuation model, the assumptions applied (such as the individual Black-Scholes assumptions) and the accounting (such as determining the appropriate amortization period).  In future filings please provide critical accounting policy disclosure about stock-option accounting.  Refer to Release No. 33-8350 – Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response:	We will include critical accounting policy disclosure about stock option accounting in the MD&A section of future filings.

Comment:

5.
We see that a significant portion of your assets is comprised of intangible assets for technology totaling more than $9 million.  We also note your recurring operating losses, significant accumulated deficit and that there are no products currently generating recurring revenues related to these technologies.  You currently disclose that you evaluate the recoverability of intangible assets “periodically” and that you expect to utilize a discounted cash flow analysis to calculate carrying amount after an impairment determination.  In future filings please disclose how you actually evaluated the significant carrying amount of intangible assets for impairment in 2008.  Please describe the methods, models and assumptions on which your evaluation and conclusions are based.  Describe the nature and extent of subjective judgments that underlie the impairment assessment and describe the potential variability that could result from application of your policy over time.  Refer to paragraphs 7, 8 and 20 of SFAS 144 and to Release No. 33-8350 – Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response:	In future filings, the Company will disclose how it evaluated the significant carrying amount of intangible assets for impairment in 2008.

In analyzing amortization expense for each reporting period, we consider the in-service date, timing of revenue generation and the expected future revenue from each of our intellectual properties.  As of December 31, 2008, management prepared a detailed forecast for internal use through 2013 by product line and market.  Forecasted revenues exceeded the carrying costs of our intangible asset by a substantial amount, on which basis management concluded that no impairment existed with respect to the Company’s intellectual property.

The forecast was based on assumptions management believes are reasonable.  Revenue assumptions for our Vacuette and Wing products are based on our minimum volume distribution contracts.  Estimates for products not yet in production were based on known or reasonably estimated markets, using studies and industry research to determine the total market for medical devices.  Our judgments based on sources other than distribution agreements involve greater subjectivity regarding volume of future sales and production costs.  Actual product revenues and costs in future periods will differ from the assumptions underlying our current estimates, and material variations may require us to incur impairment charges for certain of our intangible assets.

Item 8. Financial Statements
Statements of Operations, page F-4

Comment:

6.
We refer to the line item “Inventory write-down.”  Inventory impairments had write-downs should normally be presented as a component of cost of sales.  Please refer to EITF-96-09.  Please either reclassify to costs of sales in future filings or provide support in the literature of your presentation.

Response:	In future filings, amount listed as “inventory write-down” will be reclassified as “Cost of goods sold” on our income statement.

Comment:

7.
We note that you have separately disclosed “Share based compensation” on the face of your Statement of Operations.  In future filings please classify stock-based compensation in the same line or line items where cash compensation is presented as required by SAB Topic 14F.

Response:	In future filings, stock-based compensation will be classified on the same line on our income statement as cash compensation is presented.

Statements of Cash Flows, page F-6

Comment:

8.
Please tell us whether the Investing Activities item “Cost of property sold” is an actual cash receipt.  If it is not, please tell us why that item is appropriately presented as an investing activity in body of the cash flow statement.  Refer to SFAS 95 for guidance.

Response:	In future filings, the item will be reclassified as “Loss on Abandonment of Fixed Assets” under operating activities on the statement of cash flows.

Note 1 – Nature of Business and Summary of Significant Accounting Policies, page F-7
Revenues and Costs Recognition, page F-10

Comment:

9.
You indicate that you are currently renegotiating the arrangements with Greiner and that amendments to the documents have not been finalized.  Please tell us whether and, if applicable, the extent to which the revenue recognition for the payments received from Greiner in 2008 was based on the uncompleted revisions to the agreements.

Response:                      Confidential treatment of this response has been requested.

Comment:

10.
In the fourth paragraph you indicate that the accounting for the Greiner arrangements considers both EITF 00-21 and SOP 81-1.  However, the disclosure does not describe how you actually applied the principles set forth in cited literature in any specific detail.  Please explain to us how you actually applied the guidance you cite in determining the accounting for the distribution arrangements.  The written response should be detailed and specific.

Response:
In applying the guidance in AICPA Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”, and the Financial Accounting Standards Board’s Emerging Issues Task Force No. 00-21, “Revenue Arrangements with Multiple Deliverables,” to these arrangements, the Company accounted for the design phase as a short term arrangement and used the percentage of completion method for the construction phase.  In this regard, the Company believes segmentation of the arrangement for its separate design and construction phases is appropriate under SOP 81-1 for the following reasons:

•	The Company proposed to perform both design and construction activities for the distributor, and the distributor had the option to have the Company perform either, both or none of these activities;
•	The amounts payable for each phase approximates the amount payable if the Company performed both phases.

The Company believes recognition of the full amount of the fees payable upon completion of the design phase is appropriate under EITF 00-21 for the following reasons:

•	The deliverables from the design phase have stand alone value to the distributor, because the plans would enable a contractor other than the Company to build the production lines for the distributor.
•
The Company has no economic incentive to prevent a different contractor from building the production lines if the distributor elected that course of action, because the greatest financial return to the Company results from the royalty on future product sales, not the construction of the lines.

•	The design phase was completed upon delivery and acceptance of the design plans, and the value to the distributor was not contingent on any additional deliveries.
•	The revenue recognized for the initial deliverables, the design plans, was limited to amounts not contingent on any additional deliveries.
•
There was objective and reliable evidence of the fair value of the undelivered items during the construction phase.  These items consisted of equipment at the Company’s cost to purchase and subcontracted engineering services at the subcontractor’s contracted rate.  The contract price was comprised of these anticipated costs to the Company with a small reserve for contingencies.

•
The agreements provide for royalty payable during the production phase expected to approximate [ * ]. Therefore, the Company believes the royalty stream payable on future production fully and adequately compensates the Company at market rates for the value of the intellectual property rights for the product patents.

[ * ]           Confidential treatment of the marked information has been requested.

Comment:

11.	As a related matter, please explain to us why it is appropriate in GAAP to recognize the $2 million you characterize as “program fees” in full in earnings in 2008. In that regard:
•	Identify the literature on which you relied.
•	Explain to us how you interpreted and applied the requirements of the literature you cite.
•
As revised agreements are not yet complete, please tell us why the total fees for design, construction, completion and testing of the production lines should not be accounted for under SOP 81-1 until you have completed revised agreements.

•
If you believe that the program fees are a multiple element recognizable in earnings in 2008 under EITF 00-21, please explain to us the basis for your view.  Your response should address the specific requirements of EITF 00-21.

•
On page 7 you indicate that you have ongoing product design and enhancement responsibilities that are to be performed at your expense.  Please tell us how this obligation was considered in your revenue determination.  If it was not, please explain.

Response:	See response to comment 10 regarding the accounting literature on which the Company relied.

As previously noted, despite the absence of formally executed amendments to the distribution agreements, by December 2008, the Company had completed all required deliveries during the design phase and its participation in the construction phase of project had ended.  The parties had also reached their final agreement on the allocation of compensation for the Company’s participation in preproduction activities.

Under provisions generally applicable to change orders in paragraph 61 of SOP 81-1, the treatment of change orders is a “facts and circumstances” test.  The Company believes that revenue recognition for the termination of its participation in constructing the production line is appropriate based on the character of the associated revenue as cost reimbursement only.  By December 31, 2008, any issues in regard to scope or price of the Company’s participation in the construction phase were no longer in dispute or unapproved under paragraph 63.  Moreover, under paragraph 66 of SOP 81-1, it is permissible to record these items in revenue once receipt has occurred.   As mentioned in the response to Comment 10 above, the royalty stream expected on these products adequately compensates the Company under commercially reasonable terms for the value of the intangible property.

The Company’s ongoing product design and enhancement responsibilities were not considered in its revenue determination.  As the owner of the technology, the Company has these responsibilities under its ISO 13485 Quality Standard, as described in greater detail in the response to comment 12, below.

Comment:

12.
Your disclosure indicates that you are to participate in the validation of the production lines.  Please describe to us the nature and extent of this effort and related compensation.  Also tell us how you are accounting for this obligation, including revenue recognition.

Response:
The Company’s participation in the validation of the production lines was not a material consideration in revenue determinations.  The agreements reflect FDA requirements that the owner of a product remains responsible for post-market surveillance as to injury or product failure and must modify the product appropriately.  An owner also has a related obligation for product design and enhancement under its ISO 13485 Quality System.  EC MDD rules apply comparable requirements to the party distributing the product.  In order that the product could be distributed in the United States, the Company covenanted to test the Vacuette and Wing products manufactured by the distributor for compliance with specifications and other quality standards, but is not receiving any special compensation for doing so.  The cost of future design modifications or enhancements pursuant to FDA requirements cannot be estimated and the Company has recorded nothing for them.  Paragraph 10 of SFAS 142 provides that costs of maintaining or restoring intangible assets that have indeterminate lives or are inherent in a continuing business and related to an entity as a whole shall be recognized as an expense when incurred.

Comment:

13.
You indicate that intangible assets are authorized over the estimated period of benefit, upon being placed in full production.  However, as set forth in paragraph 11 of SFAS 142, the useful life of a finite-lived intangible asset is the period that the asset is expected to contribute directly or indirectly to cash flows.  We see that in 2008 you entered into arrangements with a distributor for three of your products and your filing indicates that you have begun to realize cash from the related intangible assets under those arrangements, primarily in the form of “program fees.”  Tell us how your amortization practices and related accounting policy are consistent with the cited guidance from SFAS 142.

Response:
The Company’s policy has been to commence the useful life of its intangible assets when products based on the assets have been put in production, which is the objective of owning and developing the intangible assets and the most meaningful indicator of future cash flows those products will generate in the market.  The revenue the Company has recorded with respect to the three products subject to its distribution agreement has been derived exclusively from the pre-production process – specifically designing and constructing the line that will produce the products – and not from any orders or sales of the products themselves.  Design and construction activities involve independent deliverables.  The Company could have engaged a third party to perform its design and construction activities, passing any fee through to the contractor, in which case amortization would not begin.  Even assuming that as a result of recognizing revenue from pre-production activities, these products have now contributed indirectly to cash flows, the activities to date have not generated any meaningful information on market demand or actual sales to evaluate the economic factors set forth in subparagraphs (a) through (f) of paragraph 11 of SFAS 142 or the related examples.  Specifically, although the various patents underlying the products subject to the distribution agreement have a minimum of seven years before they expire, there is no sales data on which to evaluate marketplace reception of the Company’s products or potentially competitive products during and after the terms of the patents.  Until such time as the Company has meaningful sales data to consider in evaluating when and how long its products will generate cash flows, the Company continues to believe that it is appropriate to defer the useful life of the three products subject to its distribution agreement.

Comment:

14.
As a related matter, as it appears that you have generated cash from the Vacumate technology.  Please tell us why it is appropriate in GAAP defer amortization until commercial shipments begin.  Explain the basis in SFAS 142 for your view.

Response:	See response to Comment 13.

Comment:

15.
You indicate that the Key-Lok patent was acquired in 2006.  You also indicate that there are no sales of this product and that the “process is being evaluated for re-introduction into the marketplace.”  Please tell us why this intangible asset is not impaired under the guidance from SFAS 144.  In that regard, tell us how you estimated expected future cash flows, when those cash flows are expected to begin and the basis for your assumptions.  Explain to us the detailed status of your evaluation of the process for re-introduction into the marketplace.

Response:
We have placed the Key Lok product with one of our engineers and another staff person to work with a minor design modification to provide for ease of cleaning the portal on the connectors and pathways inherent in a needleless IV system.  We have also recently engaged patent counsel and specialty FDA legal consultants to answer a few questions regarding prior testing and freedom to practice determinations made under the previous design.  This is a commodity product and is not subject to market obsolescence.

Comment:

16.
Tell us how you evaluated the $4.85 million purchase price of the Blunt technology in concluding that none of the purchase price should have been expensed as in-process research and development.  The AICPA publication “Assets Acquired in a Business Combination to Be Used in Research and Development Activities:  A Focus on Software, Electronic Devices, and Pharmaceutical Industries” may be helpful in assisting you in responding to this comment.

Response:
SGPF, LLC acquired the SGPF technologies on February 19, 2007 for $3,000,000.  The purchase agreement also included royalty payments on a sliding scale based on sales price of the units, commencing on the later of the date thirty-six months from the original contract or six months after sales begin.  SGPF, LLC was organized to hold title to the technology for liability protection purposes.  It had no operations and no intention to exploit the technology on its own.

The Company entered into an option to acquire the SGPF patents on August 24, 2007, ten days before the Company entered into the agreement for a $13 million cash investment with Vision Opportunity Master Fund.  Obtaining rights to acquire the SGPF technology was a significant consideration in VOMF’s decision to invest in the Company, and Vision participated actively in negotiating the terms of the option.  The option agreement called for the Company to pay $2,500,000 in cash, reimburse SGPF for all acquisition payments made through the exercise date and to assume the balance of payments due thereafter.  The Company also agreed to issue $2,500,000 of stock at $1.81 per share at closing (or 1,381,215 shares), representing a total purchase price $8,000,000.

In September 2008, VOMF agreed to invest an additional $13,025,000 in cash in the Company subject to two conditions: the terms of the SGPF option had to be amended to reduce the purchase price, and the Company had to exercise the option.  Following a vigorous three-way negotiation among the Company, VOMF, and SGPF, the parties agreed to the following:

•
The cash portion of the option exercise price was reduced from $4,000,000 (representing the original $2,500,000 plus $1,500,000 in technology transfer payments paid through September 30, 2008) to $3,350,000.

•	The stock-based portion of the option exercise price was reduced from 1,381,215 shares (valued at $2,500,000) to 690,607 shares (valued at $1,250,000).
•	In addition, the Company’s issuance of the shares was made contingent upon its receipt of at least $5,000,000 of revenue from the SGPF technology.
•	VOMF exercised its Series J warrants and invested $13,025,000 in cash in September and October 2008.
•	The Company exercised its option to purchase the SGPF technology on September 30, 2008.

The Company’s purchase of the SGPF patents was the acquisition of a discreet asset and not a business combination, as SGPF engaged in no ongoing business activities.  No research and development activities occurred between February 19, 2007 and September 30, 2008.  Although in the original option agreement the Company had committed to expending up to $375,000 to commercialize the technology, only a few thousand dollars of patent maintenance costs had been incurred as of September 30, 2008.

Management believes the purchase of the SGPF technology was an arm’s length transaction, as VOMF was not a related party and all of the parties had the ability to walk away at any time.  It was incidental to a significant capital investment.  The final terms of the option were determined (and disclosed) while the Company was a publicly reporting company.  The total consideration (cash, assumption of technology transfer obligations, and stock) was ultimately $1,900,000 less than the original $8,000,000 price (cash reduced by $650,000 and stock reduced by $1,250,000), plus the stock could only be issued if a contingency were satisfied.  None of the purchase price represents research and development costs between February 19, 2007 and September 30, 2008, because during that time nothing was done to develop the technology.

No in-process research and development had been undertaken by either SGPF, LLC or by the Company for this product.  As explained above, the price paid for the SGPF family of devices was clearly acquisition costs determined in a three-way, arm’s length negotiation.  These costs will be amortized when the product generates revenue in accordance with the Company’s amortization policy.

Comment:

17.
We also see that the original cash price due Visual Connections for the Blunt technology was $3 million while the price paid to acquire the technology from SGPF, a company controlled by your chairman, approximates $4.85 million.  Please tell us how you evaluated the amount in excess of the $3 million purchase price of the technology from the inventor in assessing the appropriate accounting for the excess.  In that regard, please also tell us SGPF’s basis in the technology as determined by GAAP on September 30, 2008.  As your chairman is a significant shareholder in your business, please note that the concepts from SAB Topic 5-G maybe applicable.

Response:
The purchase price was determined in arm’s length negotiation during the months leading up to September 30, 2008 exercise by the Company.  SGPF’s basis in the technology at the date of acquisition was $3,000,000 ($1,500,000 it had paid to Visual Connections, Inc. and the $1,500,000 balance of the purchase money debt still due to Visual Connections, Inc.)  See the response to comment 16 for a complete description of the original and amended option terms between the Company and SGPF, LLC and the central role of VOMF in the negotiations.

The option to purchase the SGPF technology was fully disclosed in the proxy statement filings by MedPro’s Nevada predecessor Dentalserv.com before the December 28, 2007 reverse merger.  As mentioned in the response to comment 16 above, the option price actually declined from $5,500,000 plus 1,381,215 shares to $4,850,000 plus 690,607 shares, a difference of $7,556,080 based on $10 per share at September 30, 2008.  In addition, the share-based component was changed from 1,381,215 shares issuable at closing to 690,607 shares issuable upon the occurrence of one of three contingencies.  The principal contingency is the collection of $5,000,000 of revenue by the Company from these technologies.

The Company was not compelled to exercise the option for the SGPF technology, but made a business decision based upon the opportunity to receive an additional cash investment of $13,025,000, plus substantial forecasted revenue over five years on these products in a projected $38 billion market for prefilled syringe products alone.  The development cost for these products, including manufacturing equipment and molds, were expected to substantially less than forecasted revenue, making the opportunity to earn substantial net revenue very attractive to the Company.  We believe that allocating the purchase price in excess of $3,000,000 as a charge to equity on a transaction that is expected to create substantial future cash flow in excess of costs would not accurately reflect the economic considerations underlying this transaction.
•	A third party investor played a central role in negotiating the terms of the purchase price of the option and the exercise of the option.
•
The timing of changes to the option and its exercise were determined by the opportunity for outside investment, not by the Company’s chairman and principal shareholder, whose company absorbed the impact of the reduced purchase price.

•
The outside investor’s insistence that the Company control the rights to the technology as a condition to its investment of over $25,000,000 in cash is objective evidence of the attractive economic potential of the technology.

•	The terms of the option were substantially renegotiated after the Company became public and were fully disclosed in periodic reports.

For the foregoing reasons, management believes the transaction is outside the purview of SAB Topic 5-G.

Comment:

18.
We see that the carrying amount of the Blunt technology acquired from SGPF and Visual Connections is $4.85 million as of December 31, 2008.  Please tell us how you evaluated the carrying amount of this asset for recoverability as of December 31, 2008.  In that regard, please describe the (1) status of the technology and (2) the nature and extent of the effort necessary to develop marketable products, including expected timing and costs.  Please also describe the methods, models and significant assumptions on which your conclusions about recoverability are based.  Refer to SFAS 144.

Response:
See responses to comments 5, 16 and 17 which address most of the issues in this comment.  The Company is pursuing a three pronged strategy for the exploitation of the various components of the SGPF family of products.  Since acquiring the technology, we have begun discussions with two large manufacturing and distribution companies to exploit the prefilled passively guarded syringe technology in two distinct markets.  We are actively seeking an audience with a third distribution company to enter a third market with our SGPF products.

This family of technologies includes various sizes of prefilled and non prefilled safety syringes.  The non prefilled version may be sold with or without the anti blunting feature.  The markets for these various products are not necessarily identical.  Management is hopeful that we can enter the market with part of this family of products by 2011.  We are in the process of recruiting experienced personnel to guide this family of products through the final design, development and testing phases.  Management views this technology as highly important to the long term success of the Company.

[ * ]

[ * ]        Confidential treatment of the marked information has been requested.

Recent Accounting Pronouncements, page F-13

Comment:

19.
We see that you have outstanding warrants and embedded conversion features associated with preferred stock, both of which appear to have provisions where conversion or strike prices may be adjusted if you issue future securities at a lower price.  Please tell us how you evaluated the requirements of EITF 07-05 in assessing whether you should present SAB 11-M disclosure about this pending matter.  With respect to the embedded conversion feature of your preferred shares, please also refer to paragraph 12 of SFAS 133.  If you believe that EITF 07-05 is not applicable in your circumstances, please explain in response to this comment.  Please note that EITF 07-05 would be effective for the quarter beginning January 1, 2009.

Response:
The Company addressed the impact of EITF 07-05 in its Form 10-Q for the first fiscal quarter of 2009.  The Company recorded a derivative liability as of January 1, 2009, which was subsequently adjusted to reflect (a) the exercise and exchange of over 90% of its outstanding warrants for preferred stock without exercise prices that adjust upon future issuances of common stock at a lower price and (b) a substantial decline in the market price of the common stock during the quarter.

No derivative liability was recorded for the Series A preferred stock as a result of EITF 07-05 for the following reasons:

•	The provision that required adjustment of the conversion price to a lower price at which the Company issued stock (‘down round”) expired after one year (December 28, 2008);
•	The redemption and conversion features of the Series A preferred stock may be settled only in shares of the Company’s common stock – there is no cash payment upon conversion;
•
Until December 28, 2009, the conversion price of the Series A preferred stock is only subject to a weighted average formula adjustment if the Company issues stock at less than the conversion price.  Unlike the down round provision, the weighted average formula in its application preserves the stockholder’s percentage of ownership like an anti-dilution adjustment for stock splits, stock dividends and similar changes to the underlying stock.  The Company has performed numerous calculations using various possible scenarios, taking into consideration the Company’s capital structure and a wide array of possible share prices in a hypothetical offering.  Based on this modeling, the Company concluded that any reasonably hypothetical issuance of common stock at a price less than the conversion strike price would result in an immaterial amount of additional common shares to holders of Series A preferred shares.  Accordingly, the Company concluded that the settlement amount of its Series A preferred stock approximates a “fixed for fixed” amount as discussed in EITF 07-05.

•
The Company has also considered paragraph 12 of FAS 133 as recommended by the Staff.  The Company noted that paragraph 12 is further explained by paragraph 61 of FAS 133 for guidance in deciding whether the economic characteristics and risks of an embedded derivative are clearly and closely related to the characteristics and risks of the host contract.  Subparagraph 61(l) of FAS 133 discusses convertible preferred stock.  The last sentence of that paragraph indicates that cumulative participating perpetual preferred stock is more akin to an equity instrument.  After December 28, 2008, when the down round provision expired, the Company considers its Series A preferred to in substance be cumulative participating perpetual preferred stock.

•
In considering EITF 07-05, the Company noted its complexity and lack of clarity.  The Company is also aware from discussing EITF 07-05 with numerous financial professionals, that the same facts and circumstances presented to a half dozen financial professionals could result in about the same number of differing results.  Accordingly, the Company considered what valuation under FAS 157 criteria might be prescribed to the inconsequential anti-dilution type of adjustment that remains through December 28, 2009 for the Series A preferred shares should that feature somehow be considered an embedded derivative. The Company notes that the relative fair value of the embedded conversion feature was valued at $3,975,000 at its issuance on December 28, 2007, when it contained full down round protection. This amount was recorded as a “deemed dividend’ and charged against the Company’s equity. The Company observes that to the extent there are any potential market participants for a fractional share adjustment feature, those participants (being knowledgeable of the relevant facts) would consider the potential of a return for the fractional adjustment feature.  A careful study by those hypothetical participants would reveal that given the Company’s capital structure and limited trading market for its common shares, any offering during the potential adjustment period would result in an inconsequential number of additional shares to the holder. Accordingly, the Company concludes that the feature is of negligible value as a derivative at the date EITF 07-05 became effective (January 1, 2009) and continues to be of negligible value.

The Series B and Series C preferred stocks do not have provisions for adjustment of the conversion price if the Company issues common stock at a lower price.

Note 11, Stock Options, page F-25

Comment:

20.
We refer to your response to prior comment 17.  Please tell us the extent to which management relied upon the third party appraiser in arriving at the $6.56 common share price used for Black-Scholes purposes.  Please also expand future filings to add disclosure, if true, that clearly attributes the valuation to management.  Please note that the reference to the valuation expert in your disclosure is not required.

.
Response:
Management engaged an independent appraiser to value the stock options.  Management reviewed the methodology and conclusions stated in the valuation report, which were significant factors in the Company’s determination of the amount of compensation expense to record for the grant of the options.  In this regard, the Company’s CFO has twenty-six years of valuation experience in public accounting and has earned the AICPA ABV Credential.  His knowledge and experience were also factors in the Company’s determination of and assumption of responsibility for the final determination of values.

Comment:

21.
We refer to your response to prior comment 14.  Your response and disclosure indicates that for Black-Scholes purposes you discounted the quoted market price of your common shares by 16% for a lack of liquidity due to restrictions on exercise and a thin trading market and another 11% attributed to lack of an efficient trading market.  Please tell us and disclose in future filings, how you arrived at each of these discounts.  Your response should describe the methods, models and assumptions applied.  Please also further clarify the difference between the two discounts.  In that regard, the first item is in part related to a thing trading market and the second item is attributed to the lack of an efficient trading market, which appear to be overlapping.  Future filings and your response should present a clear quantification and description of each discount from a quoted market price.

Response:
Beginning with the Company’s 10-Q for the first quarter of 2009, the disclosure in the notes to the financial statements has been significantly expanded, in particular with respect to the discounts for the lack of liquidity of shares underlying options that cannot be exercised until January 2013 and for the dilutive impact of the exercise of 3,000,000 stock options on a market with limited float and infrequent trading.  The following is an excerpt of the relevant discussion in the 10-Q footnote.

On August 18, 2008, the Company adopted the MedPro Safety Products, Inc. 2008 Stock and Incentive Compensation Plan (“2008 Plan”) and issued stock options to its directors and employees in the amounts and on the terms agreed upon in the September 2007 stock purchase agreement with the Series A Stockholders.  The Company’s employees, including its three executive officers, were granted a total of 2,800,000 options.  The two non-employee directors each were granted 100,000 options.  The options may be exercised at an exercise price of $1.81 per share only on the earliest of January 1, 2013, the date of the holder’s death or 100% disability, termination of employment or service as a director, and the date of a change in control of the Company.  Because the exercise price was less than market price of MedPro stock on the date of grant, the Company set a date certain for the exercise of the options in order to qualify for exemptions from excise taxes under IRS deferred compensation rules.  For more information, see the Company’s Form 8-K filed August 22, 2008, which includes the 2008 Plan.

The Company recorded unearned compensation of $14,580,000, or $4.86 per underlying share, for the grant of 3,000,000 employee and director stock options.  We used a market approach to value the common stock underlying the options.  SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 establishes a fair value hierarchy that prioritizes the use of inputs used in valuation methodologies into the following three levels:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and must be used to measure fair value whenever available.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability. For example, level 3 inputs would relate to forecasts of future earnings and cash flows used in a discounted future cash flows method.

We concluded that there was insufficient trading frequency and volume in MedPro’s shares to use level 1 inputs under SFAS 157.  The average number of MedPro shares traded during the 30 days ending on the option grant date was 1,481, with a median of 200 shares. This period included seven trading days where no transactions occurred. In addition, MedPro has 13,285,000 million shares outstanding, but in August 2008 only 134,000 were not restricted under SEC Rule 144 and freely tradable (float).

We concluded that MedPro’s trading price qualified as a level 2 input in the fair value hierarchy outlined by SFAS 157 described above. On the option grant date, MedPro’s common shares traded at $9.00 per share, which was also the median trading price for the 30 day period ending on the grant date.  The $9.00 price per share was discounted by 16% to reflect a lack of liquidity arising chiefly because the options can be exercised only during a 30 day period during January 2013.  The 16% discount represents the estimated cost under the Black-Scholes model of a put option that would protect an investor from the decline in value of an appreciated security until restrictions on sale expire. Assumptions used in the valuation included an expected option term of 2.48 years, volatility of 60% based on trading data of comparable public companies, and an equivalent bond yield of 2.5%.

The value of the options was further discounted to reflect the dilutive effect of the exercise of 3,000,000 options in a thin trading market. SFAS 123(R) provides that no adjustment for potential dilution is usually needed if the market for the underlying stock is reasonably efficient, because the potential dilutive effect of option exercises will be reflected in the market price.  However, an adjustment was warranted for the MedPro options because the publicly traded float for MedPro shares was only 1% of the 13,285,072 shares then outstanding, such that an efficient trading market did not exist.  The amount of the discount was determined through an iterative process based on the number of shares outstanding, the number of options, the value of the underlying shares and the value of the options.

The unearned compensation is being charged to earnings over 24 months beginning on August 18, 2008 which coincides with the term of a noncompetition covenant included in the option agreement.  For the three months ended March 31, 2009, the Company recorded compensation expense of $1,822,500 for the options.  The balance of the unearned compensation totaled $10,064,250 at March 31, 2009.

Item 9A(T).  Controls and Procedures, page 31

Comment:

22.
You indicate that disclosure controls and procedures are effective “in timely making known to [your officers] material information required to be disclosed in the reports filed or sub mitted under the Securities Exchange Act.”  If you elect to include any qualifying language as to the effectiveness conclusion, in your future filings such language should be consistent with the full two sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e) of the Exchange Act.  Alternatively, if true, your disclosure could simply indicate that your officers determined that disclosure controls and procedures are “effective” without any further qualifications or attempts to define the term.

Response:	The disclosure regarding the effectiveness of disclosure controls and procedures in future filings will be revised to reflect the comment.

Comment:

23.
We note that you omitted a portion of the introductory language in paragraph 4 of Item 601(b)(31)(i) of Regulation S-K and that you omitted paragraph 4(b) of Item 601(b)(31)(i) of Regulation S-K, both of which refer to internal control over financial reporting.  Please file an abbreviated amendment to the Form 10-K that includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.  Please ensure that the certification is in strict compliance with Item 601(b)(31)(i) of Regulation S-K..

Response:	The certifications will be amended in response to the comment.

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